United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release

Signature Page

Vale starts nickel production at Onça Puma
Rio de Janeiro, March 11, 2011 — Vale S.A. (Vale) informs that it started production at Onça Puma, a nickel operation (mine and processing plant) in the Brazilian state of Pará with nominal capacity of 53,000 tons per year of nickel contained in ferro-nickel, its final product.
On March 4, 2011, we produced the first metal from the first of two ferro-nickel production lines, and the second line is expected to start in the second half of the year. Onça Puma is built on lateritic nickel deposits of saprolitic ore and total investment is estimated at US$ 2.841 billion, with US$ 146 million to be spent in 2011 during the ramp-up.
Our confidence in the long-term global fundamentals supports our strategy of developing organic growth opportunities through the implementation of world-class projects to generate shareholder value. From 2011 to 2015, 33 major projects will be delivered, enhancing our capacity to finance profitable growth initiatives without leveraging the balance sheet and laying the foundations for building new value creation platforms through the development of low-capex brownfield projects.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: March 11, 2011		Roberto Castello Branco
Director of Investor Relations